

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

May 11, 2018

Via E-mail
Mark C. Jaksich
Executive Vice-President and Chief Financial Officer
Valmont Industries, Inc.
One Valmont Plaza
Omaha, NE 68154-5215

>   **Re: Valmont Industries, Inc.**
>   **10-K for Fiscal Year Ended December 30, 2017**
>   **Filed February 28, 2018**
>   **File No. 1-31429**

Dear Mr. Jaksich:

We refer you to our comment letter dated April 16, 2018, regarding business contacts with Sudan and Syria. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   /s/ Cecilia Blye
>
>   Cecilia Blye, Chief
>   Office of Global Security Risk

cc: Amanda Ravitz
       Assistant Director
       Division of Corporation Finance